UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

ZIONS BANCORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Depositary Shares each representing a 1/40th ownership interest in a share of

Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock

(Title of Class of Securities)

98973A 10 4

(CUSIP Number of Class of Securities)

Thomas E. Laursen, Esq.

Executive Vice President and General Counsel

Zions Bancorporation

One South Main Street, 15th Floor

Salt Lake City, Utah 84133 (801) 844-8503

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Patrick S. Brown, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$58,306,454.25	$3,253.50
*	Calculated solely for purposes of determining the amount of the filing fee. This valuation assumes the exchange of 5,579,565 Depositary Shares, each representing a 1/40th ownership interest in a share of Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock, liquidation preference $25.00 per Depositary Share, for up to a maximum of 6,974,456 shares of common stock , without par value (“Common Stock”). Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of the Depositary Shares of $10.45 as of November 20, 2009 as reported on the New York Stock Exchange.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $55.80 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,253.50	Filing Party: Zions Bancorporation
Form or Registration No.: Schedule TO	Date Filed: November 23, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on November 23, 2009 (the “Schedule TO”) by Zions Bancorporation, a Utah corporation (“Zions” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer to exchange any and all of its outstanding depositary shares (the “Depositary Shares”) each representing a 1/40th ownership interest in a share of Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”) for a number of shares of its common stock, without par value (the “Common Stock”), upon the terms and subject to the conditions set forth in the Offer to Exchange (as supplemented or amended, the “Offer to Exchange”), and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as amended or supplemented from time to time, constitute the offer (the “Exchange Offer”).

The information set forth in the Offer to Exchange and the Letter of Transmittal is hereby expressly incorporated herein by reference in response to all items required in this Tender Offer Statement, except that such information is hereby amended and supplemented by the Supplement to Offer to Exchange, dated December 3, 2009, attached hereto as Exhibit (a)(1)(C).

Item 12.	Exhibits.

The following exhibit is hereby added to the Exhibit Index of the Schedule TO:

Exhibit No.	Description
(a)(1)(C)	Supplement to Offer to Exchange, dated December 3, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZIONS BANCORPORATION

By:	/s/ DOYLE L. ARNOLD
Name:	Doyle L. Arnold
Title:	Vice Chairman and Chief Financial Officer

Dated: December 3, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange, dated November 23, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)**	Supplement to Offer to Exchange, dated December 3, 2009.

(a)(2)	None

(a)(3)	None

(a)(4)	None

(a)(5)(A)*	Press Release issued by Zions Bancorporation on November 23, 2009.

(b)	None

(d)(1)(A)	Zions Bancorporation Third Restated Deferred Compensation Plan for Directors, incorporated by reference to Exhibit 10.7 of Form 10-K for the year ended December 31, 2008.

(d)(1)(B)	Zions Bancorporation Deferred Compensation Plans Master Trust between Zions Bancorporation and Fidelity Management Trust Company, effective September 1, 2006, incorporated by reference to Exhibit 10.13 of Form 10-K for the year ended December 31, 2006.

(d)(1)(C)	Revised schedule C to Zions Bancorporation Deferred Compensation Plans Master Trust between Zions Bancorporation and Fidelity Management Trust Company, effective September 13, 2006, incorporated by reference to Exhibit 10.14 of Form 10-K for the year ended December 31, 2006.

(d)(1)(D)	Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, Established and Restated Effective January 1, 2003, incorporated by reference to Exhibit 10.21 of Form 10-K for the year ended December 31, 2008.

(d)(1)(E)	First Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated November 20, 2003, incorporated by reference to Exhibit 10.19 of Form 10-K for the year ended December 31, 2004.

(d)(1)(F)	Second Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated December 31, 2003, incorporated by reference to Exhibit 10.20 of Form 10-K for the year ended December 31, 2004.

(d)(1)(G)	Third Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated June 1, 2004, incorporated by reference to Exhibit 10.21 of Form 10-K for the year ended December 31, 2004.

(d)(1)(H)	Fourth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated March 18, 2005, incorporated by reference to Exhibit 10.31 of Form 10-Q for the quarter ended March 31, 2005.

(d)(1)(I)	Fifth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated February 28, 2006, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended March 31, 2006.

(d)(1)(J)	Sixth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated July 31, 2006, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarter ended June 30, 2006.

(d)(1)(K)	Seventh Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated December 28, 2006, incorporated by reference to Exhibit 10.28 of Form 10-K for the year ended December 31, 2006.

Exhibit No.	Description
(d)(1)(L)	Eighth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated May 14, 2007, incorporated by reference to Exhibit 10.3 of Form 10-Q for the quarter ended June 30, 2007.

(d)(1)(M)	Ninth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated July 19, 2007, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarter ended June 30, 2007.

(d)(1)(N)	Tenth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated September 15, 2009, incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended September 30, 2009.

(d)(1)(O)	Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated July 3, 2006, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended March 31, 2007.

(d)(1)(P)	Amended and Restated Zions Bancorporation Key Employee Incentive Stock Option Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2004.

(d)(1)(Q)	Amended and Restated Zions Bancorporation 1996 Non-Employee Directors Stock Option Plan, incorporated by reference to Exhibit 10.38 of Form 10-K for the year ended December 31, 2007.

(d)(1)(R)	Zions Bancorporation Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q filed on June 30, 2009.

(d)(1)(S)	Standard Stock Option Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.5 of Form 10-Q for the quarter ended March 31, 2005.

(d)(1)(T)	Standard Directors Stock Option Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarter ended June 30, 2009.

(d)(1)(U)	Restated Standard Restricted Stock Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.3 of Form 10-Q for the quarter ended June 30, 2009.

(d)(1)(V)	Amegy Bancorporation (formerly Southwest Bancorporation of Texas, Inc.)1996 Stock Option Plan, as amended and restated as of June 4, 2002, incorporated by reference to Exhibit 10.45 of Form 10-K for the year ended December 31, 2007.

(d)(1)(W)	Amegy Bancorporation 2004 Omnibus Incentive Plan, incorporated by reference to Appendix B to Amegy Bancorporation’s Definitive Proxy Statement filed on March 25, 2004.

(d)(1)(X)	Form of Change in Control Agreement between the Company and Certain Executive Officers, including Harris H. Simmons, Doyle L. Arnold, Bruce K. Alexander, and A. Scott Anderson, incorporated by reference to Exhibit 10.39 of Form 10-K for the year ended December 31, 2006.

(d)(1)(Y)	Form of Change in Control Agreement between the Company and Certain Executive Officers, including Paul B. Murphy and Scott J. McLean, incorporated by reference to Exhibit 10.48 of Form 10-K for the year ended December 31, 2007.

(d)(1)(Z)	Addendum to Change in Control Agreement, incorporated by reference to Exhibit 10.43 of Form 10-K for the year ended December 31, 2008.

(d)(1)(AA)	Employment Agreement between the Company and Paul B. Murphy, incorporated by reference to Exhibit 10.40 of Form 10-K for the year ended December 31, 2006.

Exhibit No.	Description
(d)(1)(BB)	Employment Agreement between the Company and Scott J. McLean, incorporated by reference to Exhibit 10.41 of Form 10-K for the year ended December 31, 2006.

(d)(1)(CC)	Employment Agreement between the Company and Dallas Haun, incorporated by reference to Exhibit 10.53 of Form 10-K for the year ended December 31, 2007.

(d)(1)(DD)	Performance stock agreement between Zions Bancorporation and Paul B. Murphy, dated August 15, 2008, incorporated by reference to Exhibit 10.50 of Form 10-K for the year ended December 31, 2008.

(d)(1)(EE)	Performance stock agreement between Zions Bancorporation and Scott McLean, dated August 15, 2008, incorporated by reference to Exhibit 10.51 of Form 10-K for the year ended December 31, 2008.

(d)(1)(FF)	Form of Change in Control Agreement between the Company and Dallas E. Haun, dated May 23, 2008, incorporated by reference to Exhibit 10.52 of Form 10-K for the year ended December 31, 2008.

(g)	None

(h)	None

*	Previously filed on November 23, 2009.
**	Filed herewith.